MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                     ANNEX 2
                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS


1. Basis of presentation and consolidation

     Ica's financial statements are prepared in accordance with Mexican GAAP. certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2003. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which Ica owns (or effectively controls) more than 50% of the capital stock are included in the consolidated financial statements.

     All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of significant accounting policies

     A) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented.

     Repairs / materials inventories and cost of sales are valued at the cost of the most recent inventory acquisitions during the period, or at the oldest production cost without exceeding the net realizable value. the cost of sales is determined using the price of the most recent inventory acquisition prior to consumption date, or at the oldest production cost at the time of sale.

     Real estate inventories are restated using the specific cost method based on net replacement cost determined by independent appraisers, which is similar to the market value. based on appraisals made by independent appraisers

     Property, plant and equipment and concessioned projects are restated using the NCPI and/or the NCPI of the country of origin for foreign-sourced property, plant and equipment.

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI. expenses for renewals and improvements, which extend useful lives, are also capitalized.

     Investments in affiliated companies are stated using the equity method which includes cost plus the company's equity in undistributed earnings
     (loss) after acquisitions adjusted for the effects of inflation on equity. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with bulletin B-10.

     B) Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus uncollected cash proceeds, or estimated realizable value, and consist primarily of time deposits with original maturities of ninety days or less.


     C) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in periods in which the revisions are determined.

     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. management periodically evaluates the fairness of accounts receivable. additional allowances for bad debt may be created in cases of an indication of collection difficulties, and are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management's best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. management periodically evaluates the fairness of estimates used to determine percentage-of-completion. if, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined.

     D) Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. balances of monetary assets and liabilities are adjusted monthly at the market rate in effect. Exchange rate fluctuations are taken into income currently.

     E) Foreign currency translation of subsidiaries financial statements

     In accordance with bulletin B-15 the company's foreign subsidiaries are considered to be independent from the operations of the Company. Exchange rate differences generated by the translation of financial statements of foreign subsidiaries that are not an extension of the Company's operation are presented in stockholders' equity under the "excess (insufficiency) from restatement of stockholder's equity".

     F) Investment in concessions

     Investment in concessioned projects is amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     The concession investments to be sold or disposed of in the near future, are recognized on the estimated net realizable amount applying accepted valuation techniques like the present value of future cash flows expected, or in accordance with formal offer of the buyer.

3. Debt securities

     On March 2001 a subsidiary of ICA issued ordinary share certificates for an amount of Ps.180,000 maturing in 2016 which are payable semi-annually, starting from September 2001. Interests are payable semi-annually bearing an interest rate of Udi plus 9.5%. Balance as of March 31, 2004 is Ps. 186,552.

     During the year 2003, the Company acquired U.S. 0.5 and January and February acquired U.S. 3.3 millions of dollars of convertible debentures. Remnant was paid in March 15, 2004 for 92.4 U.S. million dollars.

     Secured loan (collateralized by assets) for 1,183 million pesos, maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005. During 2003 have done prepaid this debt by Ps.
     355.5 millions; and by quarter first 2004 have done prepaid for 355 million pesos. Balance as of March 31, 2004 is Ps. 465.0

     On march 2003 the Constructor Consortium of the El Cajon Hydroelectric project, which ICA owns 61%, entered into a bridge credit facility to finance the project's construction costs by US$90 million for the financing of the first part of the constructions costs, maturing in February 27, 2004. This debt was refinancied on March 5, 2004, receiving US$682.4 million for the project construction, comprised of a US$452.4 million syndicated loan maturing in August, 2007 at a LIBOR rate plus 3 points, and a US$230 million bond at a 6.5% annual rate, which matures in May, 2008. On March 5, 2004, US$230 million of proceeds were obtained from the issuance of bonds. The funds from the syndicated loan will be drawn-down based on the projects needs. Financing is primarily supported by construction contract collection rights. In addition, the Consortium has posted a letter of credit and will be required to post various performance bonds.


4. Contingency Liabilities

     Malla Vial in Colombia.- Currently ICASA is in litigation with the Institute for Urban Development or IDU (Instituto de Desarrollo Urbano) an agency of the municipal government of Bogota, Colombia in charge of public works projects. This litigation concerns the Malla Vial Project. This project was for the refurbishment of a street network in Bogota that was awarded to ICASA in 1997. This litigation is a result of an arbitration award rendered in favor of the IDU on April 29, 2002.

     An arbitration panel decided to offset the parties claims and awarded the IDU a net amount of 5,092,642,293 Colombian pesos (approximately U.S.$1.8 million). The arbitration panel also ordered the parties to terminate their contractual relationship and to determine whether any amounts were due on work performed by ICASA which had been previously approved by the IDU. Pursuant to the arbitration panels decision, we requested that the IDU terminate the contract and to offset any amounts that parties owed to each other.

     As of April 2, 2004, the IDU has filed claims against ICASA totaling approximately U.S.$5.9 million alleging breach of contract and damages and penalties for failing to pay the arbitration award.

     Consequently, ICASA has a cross claimed in an amount of approximately U.S.$15.3 million for work performed, reimbursement for cost overruns, and termination of the contract. ICASA has also sought damages for its inability caused by the IDUs actions to enter into any new contracts with the Colombian government for a period of five years.

     In December 2002, the IDU filed a lawsuit before a local tribunal against ICASA and Federal Insurance Company, ICASA surety in the project, seeking the execution of the performance bond. ICASA filed a motion with the local tribunal to stay the proceedings, claiming that the local tribunal lacks jurisdiction over this matter. ICASA is currently awaiting resolution of this issue from an appellate tribunal and is simultaneously continuing with the ongoing litigation.

     On August 20, 2003 the local tribunal hearing this matter ordered the opening of the evidentiary period.

     Nitrogeno de Cantarell. In December 2003, an arbitration claim was filed against the joint-venture created by ICAFD and Linde AG, and against each of the companies and their holding companies: ICA, Fluor Corporation and Linde, L.P.M., as guarantors, related to the construction of the Cantarell nitrogen production plant. The consortium has filed a counterclaim and evidence is currently being presented.

5.   Stockholders Equity

     A) At March 31, 2004, the authorized common stock of the Company is Ps.3,265,141 with a single class of common stock without par value, comprised of the following:

                                                   Shares             Amount
                                               --------------     --------------
     Subscribed and paid shares...............  1,682,389,166     Ps.  2,808,250
     Shares held in Treasury..................     82,848,239             91,561
     Shares subscribed for and paid in 2004...    182,664,948            365,330
                                              ---------------     --------------
                                                1,947,902,353     Ps.  3,265,141
                                              ===============     ==============

     Fixed capital amounts to Ps.480,713, and is comprised of 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the Companys shares held in Treasury at December 31, 2003, 52,307,511 had been reserved for the convertible subordinated debentures (see Note 18 and 31.b). The convertible subordinated debentures were paid at maturity on March 15, 2004.

     b. On November 17, 2003, at an ordinary general stockholders meeting, the Companys stockholders approved a $2,486,246 capital increase. An aggregate of 1,243,122,866 new shares were issued. As part of the capital increase, 71,736,606 treasury shares, which were not subscribed for or paid in, were canceled and 83,218,054 new treasury shares were issued and set aside to meet the following commitments:

     52,307,511 shares set aside for the convertible subordinated debentures (for possible conversion into shares)
     12,364,217 shares were set aside for the performance bonus plan; and 18,546,326 shares were set aside for the stock option plan.


     As of December 31, 2003, the Company raised $2,120,916 through the capital increase. As of January 9, 2004, the Company raised the remaining $365,330, after which the capital increase was fully subscribed and paid-in. Additionally, as of December 31, 2003, the Company issued an additional 369,815 out of the treasury shares mentioned above, totaling Ps. 1,387, which includes Ps.981 of additional paid-in capital.

     c. At the ordinary stockholders meeting held on April 29, 2003, the stockholders approved the results of operations for the years ended December 31, 2002. At the ordinary stockholders Meeting held on April 19, 2002, the stockholders approved the results of operations for the year ended December 31, 2001. At the ordinary stockholders Meeting held on April 2, 2001, the stockholders approved the results of operations for the year ended December 31, 2000, and agreed to apply losses of Ps.(1,548,424) from year ended December 31, 2000 and the result due to the holding of nonmonetary assets of Ps.(346,525) against the cumulative restatement of common stock and the cumulative restatement of retained earnings (all nominal values).

     d. At the ordinary stockholders meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the Companys stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (30,910,543 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the performance bonus plan approved in 1992, designed exclusively for ICAs management. Both plans were approved under the Mexican Securities Market Law.

     Based on the announcement made in the Diario Oficial de la Federacion (Official Gazette) on April 7, 2000 shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 31, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.

     Under the opinion plan, ICAs employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

     During 2003, 2002 and 2001, under this plan, options were granted to ICAs employees to buy 7,663,088, 8,087,866 and 9,323,417 shares, respectively, at a price of Ps.3.75, Ps.3.88 and Ps.3.75 per share, respectively. As of December 31, 2003, 2002 and 2001, 9,385,686, 9,166,194 and 6,089,787
     options were forfeited, respectively. The number of outstanding option at December 31, 2003, 2002 and 2001 was 24,961,848, 17,518,252 and 12,506,796,
     respectively.

     e. Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the three fiscal years following such payment.

     f. At March 31, 2004, stockholders majority equity at historical and restated values were as follows:

                                                                       2003
                                           ------------------------------------------------------------
                                               Historical            Restatement              Total
                                           -----------------     -----------------     ----------------
Common stock ....................          Ps.     2,808,250     Ps.       889,128     Ps.    3,697,378
Additional paid-in capital ......                  1,488,123             3,055,797            4,543,920
Reserve for repurchase of shares                   1,433,229                    --            1,433,229
Accumulated deficit .............                 (5,805,896)            1,327,048           (4,478,848)
Insufficiency from restatement of
   capital ......................                         --              (285,659)            (285,659)
                                           -----------------     ------------------    -----------------
                                           Ps.       (76,294)    Ps.     4,986,314     Ps.    4,910,020
                                           =================     ==================    =================


6. Reserve for the repurchase of shares

     A reserve for repurchase of shares was created for an amount of Ps.50,000 (par value) by charging unappropriated profits. The C.N.B.V. authorized the temporary acquisition in the market of its shares for an amount of Ps.35,000.

     At the ordinary and extraordinary Stockholders meetings held on April 3, 1998 and September 17, 1998 the stockholders agreed to increase the reserve for repurchase of shares in an amount of Ps.100,000 (par value) and Ps.1,350,000 (par value), respectively, by charging unappropriated profits, to leave an amount of Ps.1,500,000 (par value).



7. Financing Cost

                                         Total     Capitalized     (income) loss
         -----------------------------------------------------------------------
         Interest expense               103,252         9,491            93,761
         Interest income                (41,328)         (188)          (41,140)
         Exchange loss (gain) net       (14,364)         (160)          (14,204)
         Gain from monetary position       (323)       (1,597)            1,274
                                       -----------------------------------------
         Total                           47,237        24,444           305,008

8. Income tax, Asset tax and Employee profit statutory profit sharing

     A) ICA incurred consolidated income tax and asset tax in proportion to the holding Companys ownership of the voting shares of its subsidiaries. as of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the holding Company owns of its subsidiaries during the year, and the tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries, are made as if the holding Company did not file a consolidated tax return.


     B) As of March 31, 2004, Income tax, Asset tax and Employee statutory profit sharing provisions are as follows:

         Income tax:
           Current                              Ps.   4,287
           Deferred                                  86,366
                                                -----------
                                                Ps.  90,653

         Employee statutory profit-sharing:
           Current                               Ps.     81
           Deferred                                     (63)
                                                -----------
                                                 Ps.     18


     C) In accordance with Mexican tax law tax losses, restated with the NCPI, may be carried forward for a period of ten years, starting from the year they were generated.

     D) At December 31, 2003 the Company has consolidated Asset tax credits of Ps. 1,925,902, which expire from in 2006 through 2013 and tax loss carryforwards for an amount of Ps. 3,228,685, which expire from 2009 through 2013.



9. Related Party Transactions

     During the third quarter of 2003, ICA sold 60 percent of its stake in Servicios de Transportacion Aeroportuaria, S.A. de C.V. (SETA), the company that operates the Central North Airports Group in Mexico, for US$ 14.46 million to a company belonging to Bernardo Quintana, President of ICA, and members of his family. This operation enabled ICA to replace the temporary guarantees that were provided by the Quintana family in March 2003 for the El Cajon project.

     This transaction was reviewed by the Audit Committee and approved by ICA's Board of Directors, based on a fairness opinion issued by Banco Santander Mexicano. The sale was also approved by ICA's partners in SETA (Aeroports de Paris and VINCI) and the SCT, with notice to the Federal Competition Commission


10. Extraordinary items (n/a)

11. Effects at the beginning of the period for changes in accounting principles

     In March 2003, the Mexican Institute of Public Accountants (IMCP) issued Bulletin C-15, Impairment in the Value of Long-Lived Assets and Their Disposal (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. If such indicators of impairment exist, potential impairment must be determined and recognized unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the higher of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows based on the purchasing power at the valuation date. As of December 31, 2003, the Company did not adopt the new provisions established in Bulletin C-15. However, based on the adoption of this new accounting principle as of January 1, 2004, although no indicators of impairment were presented, the Company management performed the necessary calculations on January 1, 2004 to determine the recovery value of the Companys most significant long-term assets, using the provisions of this new accounting principle. The Companys management concluded that such assets do not require any adjustment.


12. Monthly net results (historical and restated)


                                                                        Restated
               Monthly net   Cumulative net    Ending   Beginning        monthly
Month             results         results      factor     factor     net results
--------------------------------------------------------------------------------
  2003
April ... .....   (17,475)        (17,475)       1.0406    1.0031       (17,946)
May ..... .....   (48,124)        (65,599)       1.0440    0.9968       (50,558)
June .... .....   (19,784)        (85,383)       1.0400    1.0038       (19,298)
July .... .....   (97,244)       (182,627)       1.0416    0.9985      (101,733)
August .. .....  (163,654)       (346,281)       1.0385    1.0030      (168,398)
September .....  (302,346)       (648,627)       1.0315    1.0068      (307,916)
October . .....   (21,786)       (670,413)       1.0286    1.0028       (19,772)
November ......   (21,998)       (692,411)       1.0237    1.0047       (17,934)
December ......  (115,007)       (807,418)       1.0157    1.0079      (109,177)
2004
January . .....   (42,205)       (871,623)       1.0095    1.0062       (42,665)
February ......   (27,343)       (913,966)       1.0035    1.0060       (27,025)
March ... .....   (14,226)       (891,192)       1.0000    1.0035       (14,083)
--------------------------------------------------------------------------------
Net results of majority interest- last twelve months                   (896,506)
--------------------------------------------------------------------------------

13. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of nine months ended September 30, 2003 and 2002:


(MARCH 2004)

                              CIVIL    INDUSTRIAL       CPC        TOTAL    REAL STATE INFRASTRUCTURE
      C O N C E P T       CONSTRUC.     CONSTRUC.     RODIO     CONSTRUC.  AND HOUSING   OPERATIONS    OTHER     CONSOL
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
REVENUES .............    1,243,598    1,112,350     410,032    2,765,980    296,060      120,208      139,647  3,321,895
INTERSEGMENT REVENUES
AND OTHER.... ..... ..      413,694      178,310                  592,004     81,608       19,945      112,795    806,352
EXTERNAL REVENUES ...       829,904      934,040     410,032    2,173,976    214,452      100,263       26,852  2,515,543
OPERATING LOSS (INCOME)      69,283     (24,852)       3,898       48,329    (5,679)       16,428        3,813     62,891
SEGMENT ASSTETS ......    5,781,446    3,023,557   1,526,279   10,331,282  2,013,412    4,919,213    (400,541) 16,863,366
CAPITAL EXPENDITURES .      426,428        8,283       2,685      437,396      1,231        7,081       10,684    456,392
DEPRECIATION AND
AMORTIZATION .........      202,023        2,586       2,409      207,018        893       31,564        8,781    248,256



MARCH 2003)

                              CIVIL  INDUSTRIAL         CPC     TOTAL   REAL STATE  INFRASTRUCTURE
    C O N C E P T         CONSTRUC.   CONSTRUC.       RODIO   CONSTRUC. AND HOUSING   OPERATIONS      OTHER      CONSOL
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
REVENUES .............      347,341      912,986     437,278     1,697605    171,793      154,899      141,149  2,165,446
INTERSEGMENT REVENUES
AND OTHER.... ..... ..       15,038       23,982         182       39,202     14,510       21,928      116,209    191,849
EXTERNAL REVENUES ...       332,303      889,003     437,096    1,658,403    157,283      132,971       24,940  1,973,596
OPERATING LOSS (INCOME)       7,780       10,676      17,905       36,361    (2,715)       16,079        (427)     49,298
SEGMENT ASSTETS ......    2,161,772    2,673,535   1,519,154    6,354,461  2,195,278    5,454,997      186,188 14,190,924
CAPITAL EXPENDITURES .        8,460        2,385      19,533       30,378      1,765        1,986        3,265     37,394
DEPRECIATION AND
AMORTIZATION .........       13,003        1,753      24,022       38,777        509       38,126       11,634     89,047

14. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     1.-The Company has an American Depositary Receipts program (ADRs), which is effective

     2.-Organized markets with their respective countries are as follows:

       New York Stock Exchange              USA
       Mexican Stock Exchange               MEXICO
       Seaq International of the International Stock Exchange of the United
         Kingdom and the Republic of Ireland Ltd.

     3.-An only one-share series exist, incorporated to the program.

     4.-Shares ratio per ADR is 6 to 1.

     5.-Number of shares subscribed to the program and percentage from common stock at March 31, 2004 are as follows:

       Originally:  28,750,000
       Now :        21,571,766
       Percentage:       3.55%

     6.- Guardian institution or bank, for CPO'S: Banamex.

     7.- Guardian institution or bank, for ADR'S: Bank of New York.

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur 1971 torre sur piso 7
Col. Guadalupe Inn 01020 Mexico, D.F. 01020

Dear Sirs:

     The undersigned, declare under protest to tell the truth that according to our respectives funtions, we have prepared the information of Empresas Ica Sociedad Controladora, S.A. de C.V. contained in the present quarter report, corresponding ended period March 31, 2004, which, to our knowledge and understanding, present fairly the financial position, furthermore, declare that we do not have knowledge of relevant information that had been failed or distorted in this quarter report, or, contains information that could induce to errors to the investors.

Sincerely





Ing . Bernardo Quintana
President





Dr. Jose Luis Guerrero Alvarez
Executive Vice President, Finance





Lic. Bernardo Sepulveda Amor
General Counsel